Exhibit 12.1

SandRidge Energy, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended June 30,			Year Ended December 31,
	2010		2009	2009	2008	2007	2006	2005
	(dollars in thousands)
Fixed Charges:
Interest expense(a)	$118,009	(a)	$86,825 (a)	$185,137 (b)	$138,282 (b)	$117,185	$16,904	$5,277
Interest component of rent	351		249	1,052	800	767	367	367
Capitalized interest	—		—	—	365	1,987	1,378	—

Total	118,450		87,074	$187,189	$139,447	$119,939	$18,649	$5,644

Earnings:
Pretax income from continuing operations(c)	80,914		(1,247,999)	$(1,785,326)	$(1,481,006)	$75,373	$20,890	$28,245
Fixed charges	118,450		87,074	187,189	139,447	119,939	18,649	5,644
Less: interest capitalized in current period	—		—	—	(365)	(1,987)	(1,378)	—
Add: previously capitalized interest	111		111
amortized in current period				222	481	197	—	—

Total	$199,475		(1,160,814)	$(1,597,915)	$(1,341,443)	$193,522	$38,161	$33,889

Ratio of Earnings to Fixed Charges	1.7		—	—	—	1.6	2.0	6.0
Insufficient coverage	—		1,247,888	$1,785,104	$1,480,890	$—	$—	$—

(a)	Interest expense for the six months ended June 30, 2010 and 2009 excludes the effects of $8.2 million and ($3.7) million unrealized loss (gain), respectively, on interest rate swaps.

(b)	Interest expense for the years ended December 31, 2009 and 2008 excludes the effects of $(0.4) million and $8.7 million unrealized loss (gain), respectively, on interest rate swaps.

(c)	Excludes undistributed income from equity investees.